424(b)(3)
                                                   No. 33-90998-01
                           CNL INCOME FUND XVIII, LTD.


         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 9, 1997 and the Prospectus Supplement dated August 6, 1997. This Supplement replaces the Supplement dated August 26, 1997 and September 24, 1997. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         All subscriptions are for the purchase of Units of CNL Income Fund XVIII, Ltd. ("CNL XVIII"). Offers are no longer being made nor are the General Partners accepting subscriptions for CNL XVII. THE ACQUISITION OF UNITS OF ONE PARTNERSHIP WILL NOT ENTITLE THE INVESTOR TO ANY OWNERSHIP INTEREST IN THE OTHER PARTNERSHIP OR ITS PROPERTIES.

         Information as to proposed properties for which CNL XVIII has received initial commitments and as to the number and types of Properties acquired by CNL XVIII is presented as of October 22, 1997, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which CNL XVIII receives initial commitments, as well as property acquisitions that occur after October 22, 1997, will be reported in a subsequent Supplement.

                                  THE OFFERING

SUBSCRIPTION PROCEDURES

         As of October 22, 1997, CNL XVIII had received total subscription proceeds of $29,805,669 (2,980,567 Units) from 1,388 Limited Partners. As of October 22, 1997, the Company had invested or committed for investment approximately $25,400,000 of such proceeds in 21 Properties and to pay Acquisition Fees and miscellaneous Acquisition Expenses leaving approximately $694,000 in offering proceeds available for investment in Properties. As of October 22, 1997, CNL XVIII had incurred $1,341,255 in Acquisition Fees to an Affiliate of the General Partners.

                                    BUSINESS

PROPERTY ACQUISITIONS

         Between July 19, 1997 and October 22, 1997, CNL XVIII acquired two Properties consisting of land and building. The Properties are a Golden Corral Property (in Destin, Florida) and a Ground Round Property (in Rochester, New
York). For information regarding the 19 Properties acquired by CNL XVIII prior to July 19, 1997, see the Prospectus dated May 9, 1997 and the Prospectus Supplement dated August 6, 1997.

         In connection with the purchase of these Properties, CNL XVIII, as lessor, entered into long-term lease agreements with unaffiliated lessees. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business - Description of Leases." For the Destin Property, which is to be constructed, CNL XVIII has entered into development and indemnification and put agreements with the lessee. The general terms of these agreements are described in the section of the Prospectus entitled "Business - Site Selection and Acquisition of Properties - Construction and Renovation."

         The following table sets forth the location of the two Properties consisting of land and building acquired by CNL XVIII from July 19, 1997 through October 22, 1997, a description of the competition, and a summary of the principal terms of the acquisition and lease of each Property.






October 24, 1997                                   Prospectus Dated May 9, 1997

                              PROPERTY ACQUISITIONS
                   From July 19, 1997 through October 22, 1997

PROPERTY:         Golden Corral
                  (the "Destin Property")
                  Restaurant to be constructed

         Location and Competition: The Destin Property is located on the northeast quadrant of Highway 98 and Beach Drive, in Destin, Okaloosa County, Florida, in an area of mixed retail, commercial, and residential development. Other fast-food and family-style restaurants located in proximity to the Destin Property include a Burger King, a McDonald's, and a local restaurant.

         Purchase Price (1):  $546,572 (excluding development costs) (3)

         Date Acquired:  09/17/97

         Lease Expiration and Renewal Options: 03/2013; four five-year renewal options

         Minimum Annual Rent (2):  10.75% of Total Cost (4)

         Percentage Rent: for each lease year, 5% of the amount by which annual gross sales exceed $2,798,367 (5)

         Option To Purchase: during the first through seventh lease years and the tenth through fifteenth lease years only

PROPERTY:         Ground Round
                  (the "Rochester Property")
                  Existing restaurant

         Location and Competition: The Rochester Property is located on the south side of Buffalo Road, west of Pixley Road, southeast of Interstate 490, in Rochester, Monroe County, New York, in an area of mixed retail, commercial, and residential development. Other fast-food and family-style restaurants located in proximity to the Rochester Property include a Perkins, a Denny's, a Burger King, a Wendy's, and several local restaurants.

         Purchase Price (1) :  $1,045,455

         Date Acquired:  10/20/97

         Lease Expiration and Renewal Options: 10/2017; five five-year renewal options

         Minimum Annual Rent (2):  $107,159

         Percentage Rent:  (6)

         Option To Purchase:  at any time after the seventh lease year

FOOTNOTES:

(1) The estimated federal income tax basis of the depreciable portion (the building portion) of each of the Properties acquired, and for the construction Property, once the building is constructed, is set forth below:

         Property                   Federal Tax Basis

         Destin Property              $1,029,000
         Rochester Property              579,000

(2) Minimum annual rent for each of the Properties became payable on the effective date of the lease, except as indicated below. For the Destin Property, minimum annual rent will become due and payable on the earlier of (i) 180 days after execution of the lease, (ii) the date the certificate of occupancy for the restaurant is issued, or (iii) the date the restaurant opens for business to the public. During the period commencing with the effective date of the lease to the date minimum annual rent becomes payable for the Destin Property, as described above, interim rent equal to ten percent per annum of the amount funded by CNL XVIII in connection with the purchase and construction of the Property shall accrue and be payable in a single lump sum at the time of final funding of the construction costs.

(3) The development agreement for the Property which is to be constructed, provides that construction must be completed no later than the date set forth below. The maximum cost to CNL XVIII (including the purchase price of the land (if applicable), development costs (if applicable), and closing and acquisition costs) is not expected to, but may, exceed the amount set forth below:

         Property              Estimated Maximum Cost     Estimated Final Completion Date
         Destin Property       $1,628,391                 March 16, 1998

(4) The "Total Cost" is equal to the sum of (i) the purchase price of the Property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(5) Percentage rent shall be calculated on a calendar year basis (January 1 to December 31).

(6) For each lease year, percentage rent shall be calculated upon the amount by which gross sales exceed a to be determined breakpoint (base sales) as follows; 6% for an increase of 0% to 33.33% above base sales, 5.5% for an increase of 33.34% to 66.7% above base sales, and 5% for an increase of 66.8% to 100% above base sales. For increases in gross sales in excess of 100%, percentage rent shall decrease by .5% for every additional 33.33% increase above base sales.

                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                           CNL INCOME FUND XVIII, LTD.
                       PROPERTIES ACQUIRED FROM INCEPTION
                            THROUGH OCTOBER 22, 1997
         For the Period October 12, 1996 (the date operations commenced)
                     through December 31, 1996 (Unaudited)


         The following statement presents unaudited estimated taxable operating results of each Property acquired by CNL XVIII from inception through October 22, 1997. The statement presents estimated taxable operating results for each Property that was operational as if the Property had been acquired and operational on October 12, 1996 (the date CNL XVIII commenced operations) through December 31, 1996. The statement should be read in light of the accompanying footnotes.

         These estimates do not purport to present actual or expected operations of CNL XVIII for any period in the future. These estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith. No single lessee or group of affiliated lessees lease Properties with an aggregate purchase price in excess of 20% of the expected total net offering proceeds of CNL XVIII.




                                          Burger King              Golden Corral         Jack in the Box         Jack in the Box
                                          Kinston, NC            Houston #1, TX (7)     Echo Park, CA (6)       Henderson, NV (6)
Estimated Taxable Operating Results:

Base Rent (1)                              $ 19,862                   (5)                    (5)                     (5)

Management Fees (2)                            (199)                  (5)                    (5)                     (5)

General and Administrative
  Expenses (3)                                 (993)                  (5)                    (5)                     (5)
                                           --------

Estimated Cash Available from
  Operations                                 18,670                   (5)                    (5)                     (5)

Depreciation Expense (4)                     (3,660)                  (5)                    (5)                     (5)
                                           --------


Estimated Taxable Operating Results        $ 15,010                   (5)                    (5)                     (5)
                                           ========




                                  See Footnotes


                                          Jack in the Box          Golden Corral             Boston Market         Black-eyed Pea
                                        Centerville, TX (6)      Galveston, TX (7)            Raleigh, NC           Atlanta, GA
                                        -------------------      -----------------           -------------         ------------
Estimated Taxable Operating Results:

Base Rent (1)                                 (5)                     (5)                      $ 27,144               $ 15,358

Management Fees (2)                           (5)                     (5)                          (271)                  (154)

General and Administrative
  Expenses (3)                                (5)                     (5)                        (1,357)                  (768)
                                                                                               --------               --------

Estimated Cash Available from
  Operations                                  (5)                     (5)                        25,516                 14,436

Depreciation Expense (4)                      (5)                     (5)                        (2,672)                (3,596)
                                                                                               --------               --------

Estimated Taxable Operating Results           (5)                     (5)                      $ 22,844               $ 10,840
                                                                                               ========               ========


                                  See Footnotes


                                             Golden Corral             Boston Market          On The Border         Boston Market
                                               Stow, OH               San Antonio, TX        San Antonio, TX        Minnetonka, MN
Estimated Taxable Operating Results:

Base Rent (1)                                    $42,009                  (5)                     (5)                   (5)

Management Fees (2)                                 (420)                 (5)                     (5)                   (5)

General and Administrative
  Expenses (3)                                    (2,100)                 (5)                     (5)                   (5)
                                                --------

Estimated Cash Available from
  Operations                                      39,489                  (5)                     (5)                   (5)

Depreciation Expense (4)                          (7,047)                 (5)                     (5)                   (5)
                                                --------

Estimate Taxable Operating Results              $ 32,442                  (5)                     (5)                   (5)
                                                ========





                                  See Footnotes


                                             Wendy's           Boston Market          Jack in the Box            Golden Corral
                                            Sparta, TN         Timonium, MD          Houston #2, TX (6)      Elizabethtown, KY (7)
                                            ----------         -------------         ------------------      ---------------------
Estimated Taxable Operating Results:

Base Rent (1)                                 (5)                  (5)                    (5)                      (5)

Management Fees (2)                           (5)                  (5)                    (5)                      (5)

General and Administrative
  Expenses (3)                                (5)                  (5)                    (5)                      (5)

Estimated Cash Available from
  Operations                                  (5)                  (5)                    (5)                      (5)

Depreciation Expense (4)                      (5)                  (5)                    (5)                      (5)

Estimate Taxable Operating Results            (5)                  (5)                    (5)                      (5)


                                  See Footnotes


                                                 IHOP                  Arby's                IHOP                  Golden Corral
                                          Santa Rosa, CA (8)       Lexington, NC      Bridgeview, IL(8)            Destin, FL (7)
                                          ------------------       -------------      -----------------            --------------
Estimated Taxable Operating Results:

Base Rent (1)                                $ 28,547                $ 13,861           $ 31,579                         (5)

Management Fees (2)                              (285)                   (139)              (316)                        (5)

General and Administrative
  Expenses (3)                                 (1,427)                   (693)            (1,579)                        (5)
                                             --------                --------            -------

Estimated Cash Available from
  Operations                                   26,835                  13,029             29,684                         (5)

Depreciation Expense (4)                       (4,678)                 (2,499)            (6,267)                        (5)
                                             --------                --------           --------

Estimate Taxable Operating Results           $ 22,157                $ 10,530           $ 23,417                         (5)
                                             ========                ========           ========


                                  See Footnotes



                                                                   Ground Round
                                                                   Rochester, NY                  Total
                                                                   -------------                  -----

Estimated Taxable Operating Results:

Base Rent (1)                                                      $107,159                     $285,519

Management Fees (2)                                                  (1,072)                      (2,856)

General and Administrative
  Expenses (3)                                                       (5,358)                     (14,275)
                                                                   --------                     --------

Estimated Cash Available from
  Operations                                                        100,729                      268,388

Depreciation Expense (4)                                            (14,478)                     (44,897)
                                                                   --------                     --------

Estimate Taxable Operating Results                                 $ 86,251                     $223,491
                                                                   ========                     ========




-------------------------------------
FOOTNOTES:

(1) Represents rental income from leases for eight of the 21 Properties acquired from inception through October 22, 1997, which were operational at the time acquired by CNL XVIII, for the period commencing October 12, 1996 (the date CNL XVIII commenced operations) through December 31, 1996. The 13 Properties acquired by CNL XVIII that are under construction are not presented due to the fact that they were not operational for the period presented.

(2) The Properties are managed pursuant to a management agreement between CNL XVIII and an Affiliate of the General Partners, pursuant to which the Affiliate receives an annual management fee in an amount equal to one percent of the gross revenues that CNL XVIII earns from its Properties. See "Management Compensation."

(3) Estimated at five percent of gross rental income based on the previous experience of Affiliates of the General Partners with 17 public limited partnerships which own properties similar to that owned by CNL XVIII.

(4) The estimated federal tax basis of the depreciable portion (the building portion) of the Properties has been depreciated on the straight-line method over 40 years.

(5) This Property is under construction and therefore was not operational for the period presented. The development agreements for the Properties which are to be constructed, provide that construction must be completed no later than the dates set forth below:

         Property                                Estimated Final Completion Date
         --------                                -------------------------------

         Houston #1 Property                     June 25, 1997
         Echo Park Property                      July 6, 1997
         Henderson Property                      July 6, 1997
         Centerville Property                    July 7, 1997
         Galveston Property                      July 21, 1997
         San Antonio #1 Property                 October 13, 1997

         Property                                Estimated Final Completion Date
         --------                                -------------------------------

         San Antonio #2 Property                 October 14, 1997
         Minnetonka Property                     October 26, 1997
         Sparta Property                         August 28, 1997
         Timonium Property                       November 4, 1997
         Houston #2 Property                     November 5, 1997
         Elizabethtown Property                  November 17, 1997
         Destin Property                         March 16, 1998

(6) The lessee of the Echo Park, Henderson, Centerville and Houston #2 Properties is the same unaffiliated lessee.

(7) The lessee of the Houston #1, Galveston, Elizabethtown and Destin Properties is the same unaffiliated lessee.

(8) The lessee of the Santa Rosa and Bridgeview Properties is the same unaffiliated lessee.